UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

Rule 13E-3 Transaction Statement Under Section 13(E)

of the Securities Exchange Act of 1934

THE HALLWOOD GROUP INCORPORATED

(Name of Issuer)

The Hallwood Group Incorporated

Hallwood Financial Limited

HFL Merger Corporation

Hallwood Family Investments Ltd.

Anthony J. Gumbiner

Marie Magdeleine Gumbiner

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

406364 30 7

(CUSIP Number of Class of Securities)

The Hallwood Group Incorporated Attn: Richard Kelley 3710 Rawlins, Suite 1500 Dallas, Texas 75219	Anthony J. Gumbiner c/o The Hallwood Group Incorporated 3710 Rawlins, Suite 1500 Dallas, Texas 75219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

K&L Gates LLP 1717 Main Street, Suite 2800 Dallas, Texas 75201 (214) 939-5500 Attn: Soren Lindstrom	Wick Phillips Gould & Martin, LLP 2100 Ross Avenue, Suite 950 Dallas, Texas 75201 (214) 692-6200 Attn: Bradley K. Mahanay	Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 979-3000 Attn: W. Alan Kailer

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$6,806,683	$876.69

*	In accordance with Exchange Act Rule 0-11(c), the filing fee of $876.69 was determined by multiplying 0.0001288 by the maximum aggregate Merger Consideration of $6,806,683. The maximum aggregate Merger Consideration was calculated as the product of (a) 523,591 outstanding shares of common stock as of March 3, 2014 to be acquired in the merger and (b) the maximum per share Merger Consideration of $13.00

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$674.39
Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A, File No. 001-08303
Filing Party:	The Hallwood Group Incorporated
Date Filed:	November 14, 2013

Amount Previously Paid:	$202.30
Form or Registration No.:	Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 001-08303
Filing Party:	The Hallwood Group Incorporated
Date Filed:	March 5, 2014

Introduction

This Amendment No. 4 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) The Hallwood Group Incorporated (the “Company”), a Delaware corporation and the issuer of the shares of Common Stock, par value $.10 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Hallwood Financial Limited (“Parent”), a British Virgin Islands corporation; (iii) HFL Merger Corporation (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Parent; (iv) Hallwood Family Investments Ltd. (“HFI”), a British Virgin Islands business company; (v) Anthony J. Gumbiner (“Mr. Gumbiner”), Chairman and Chief Executive Officer of the Company and a director of each of Parent and HFI, and (vi) Marie Magdeleine Gumbiner, a director of each of Parent and HFI.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 4, 2013 by and among the Company, Parent, and Merger Sub, as amended by that certain Amendment to Agreement and Plan of Merger, dated as of July 11, 2013, and as further amended by that certain Second Amendment to Agreement and Plan of Merger, dated as of February 7, 2014 (as it may be further amended from time to time, the “Merger Agreement”). If the conditions to the closing (the “Closing”) of the Merger Agreement are either satisfied or, to the extent permitted, waived, Merger Sub will be merged with and into the Company (the “Merger”) at the effective time of the Merger (the “Effective Time”), at which time the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the Effective Time, each share of Common Stock outstanding immediately prior to the Effective Time (other than shares held by Parent, Merger Sub, the Company or any wholly owned subsidiary of the Company or held in the Company’s treasury (such shares, “Excluded Shares”) and shares outstanding immediately prior to the Effective Time held by any stockholder who has neither voted in favor of the Merger nor consented thereto in writing and who has demanded properly in writing appraisal for such shares or otherwise properly perfected and not withdrawn or lost his or her rights of appraisal under the General Corporation Law of the State of Delaware (such shares, “Dissenting Shares”) will be converted into the right to receive $12.39 in cash, without interest (the “Merger Consideration”), based on the settlement set forth in the Stipulation of Settlement, approved by the Delaware Court of Chancery by a Final Order and Judgment on March 28, 2014, relating to the purported class and, in the alternative, derivative action filed by Gary L. Sample against the Company and other defendants, asserting, among other things, that the original Merger Consideration was unfair and did not reflect the true value of the Company and all of its assets, whereupon all such shares will be automatically cancelled and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto other than the right to receive the Merger Consideration. Following the Closing, Common Stock will no longer be publicly traded, and current stockholders (other than Parent and its affiliates) will cease to have any ownership interest in the Company.

The board of directors of the Company (the “Board”) formed a special committee (the “Special Committee”), consisting of three independent directors of the Company, to evaluate the Merger and other alternatives available to the Company. The Special Committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Merger, are advisable and in the best interests of the Company and its stockholders (other than the persons and entities associated with Mr. Gumbiner), and unanimously recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the Company’s stockholders vote for the adoption of the Merger Agreement. Based in part on that recommendation, the Board (other than Mr. Gumbiner, who did not participate due to his interest in the Merger) unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Merger, are advisable and in the best interests of the Company and its stockholders (other than the persons and entities associated with Mr. Gumbiner), (ii) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend that the Company’s stockholders vote for the adoption of the Merger Agreement. The closing of the Merger is subject to a non-waivable condition that the Merger Agreement be adopted by (i) the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement, voting together as a single class, and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting together as a single class, excluding all shares of Common Stock owned by Parent, Merger Sub, Mr. Gumbiner or any of their respective affiliates (other than the Company and its subsidiaries), or by any director, officer or other employee of the Company or any of its subsidiaries.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Amendment No. 4 to Schedule 13E-3 shall have the meanings given to them in the Proxy Statement. We urge you to read the entire Amendment No. 4 to Schedule 13E-3 carefully, including the exhibits, in connection with your consideration of the Merger.

The information concerning the Company contained in this Amendment No. 4 to Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Amendment No. 4 to Schedule 13E-3 and the Proxy Statement has been supplied by the Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information.

(a)	Name and Address. The name of the subject company is The Hallwood Group Incorporated (the “Company”). The address of the Company’s principal executive offices is 3710 Rawlins, Suite 1500, Dallas, Texas 75219 and its telephone number is (214) 528-5588 or (800) 225-0135.

(b)	Securities. The subject class of equity securities is the Common Stock, par value $0.10 per share, of the Company. On March 20, 2014, 1,525,166 shares of the Company’s Common Stock were outstanding. Of these total issued and outstanding shares of Common Stock, 523,591 are owned by holders other than Parent, Merger Sub, Mr. Gumbiner or their respective affiliates. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Market Price of the Company’s Common Stock”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding the Company—Market Price of the Company’s Common Stock”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in Common Stock”

Item 3.	Identity and Background of Filing Person

(a)-(c)	Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Special Factors—Litigation”

“Important Information Regarding the Company—Directors and Executive Officers”

“Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Company— Certain Relationships between Parent and the Company”

Annex D—Directors and Executive Officers of Each Parent Filing Person

Item 4.	Terms of the Transaction.

(a)(1)	Tender Offers. Not applicable.

(a)(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors”

“The Special Meeting”

“The Merger Agreement”

Annex A— Merger Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Merger Consideration”

“The Merger Agreement”

Annex A— Merger Agreement

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Appraisal Rights”

“Rights of Appraisal”

Annex C—Section 262 of Delaware General Corporation Law

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding the Company—Certain Relationships between Parent and the Company”

“Important Information Regarding the Company—Transactions in Common Stock”

(b)-(c)	Significant Corporate Events; Negotiation or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Financing the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Annex A— Merger Agreement

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Important Information Regarding the Company—Transactions in Common Stock”

Annex A— Merger Agreement

Item 6.	Purpose of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Annex A— Merger Agreement

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Deregistration of the Company’s Common Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Annex A— Merger Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

Annex B—Opinion of Southwest Securities

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Southwest Securities

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Deregistration of the Company’s Common Stock”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Merger Consideration”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Appraisal Rights”

“The Merger Agreement”

“Provisions for Unaffiliated Stockholders”

“Rights of Appraisal”

Annex A— Merger Agreement

Annex C—Section 262 of Delaware General Corporation Law

Item 8.	Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Recommendations of the Board and the Special Committee”

Annex B—Opinion of Southwest Securities

The presentation, dated March 28, 2013, of Southwest Securities, Inc. to the Special Committee is filed as Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3 and is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

Annex A— Merger Agreement

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

Annex B—Opinion of Southwest Securities

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

(f)	Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)-(c)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Projected Financial Information”

“Where You Can Find Additional Information”

Annex B—Opinion of Southwest Securities

The presentation, dated March 28, 2013, of Southwest Securities, Inc. to the Special Committee is filed as Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3 and is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing the Merger”

“The Merger Agreement”

Annex A— Merger Agreement

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Annex A— Merger Agreement

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

Annex D—Directors and Executive Officers of Each Parent Filing Person

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in Common Stock”

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“The Special Meeting—Recommendations of the Board and the Special Committee”

“The Special Meeting—Required Vote”

Item 13.	Financial Statements.

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Historical Selected Financial Information”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 are incorporated herein by reference. These financial statements will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

(b)	Pro forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Filing Persons’ Purposes and Reasons for the Merger”

“Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information.

(b)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)	Proxy Statement of The Hallwood Group Incorporated (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission)

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement)

(a)(3)	Letter to the Company’s Stockholders (incorporated herein by reference to the Proxy Statement)

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement)

(a)(5)	Press Release dated June 5, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 5, 2013 and incorporated herein by reference)

(c)(1)	Opinion dated June 4, 2013 of Southwest Securities, Inc. to the Special Committee of the Board of Directors of The Hallwood Group Incorporated (incorporated herein by reference to Annex B of the Proxy Statement)

(c)(2)	Presentation, dated March 28, 2013, of Southwest Securities, Inc. to the Special Committee*

(d)(1)	Agreement and Plan of Merger, dated as of June 4, 2013, between The Hallwood Group Incorporated, Hallwood Financial Limited and HFL Merger Corporation (incorporated herein by reference to Annex A of the Proxy Statement)

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of July 11, 2013, between The Hallwood Group Incorporated, Hallwood Financial Limited and HFL Merger Corporation (incorporated herein by reference to Annex A of the Proxy Statement)

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of February 7, 2014, between The Hallwood Group Incorporated, Hallwood Financial Limited and HFL Merger Corporation (incorporated herein by reference to Annex A of the Proxy Statement)

(d)(4)	Stipulation of Settlement, dated February 7, 2014, by and among the parties to Gary L. Sample v. Anthony J. Gumbiner et al., Civil Action No. 8833-VCN in the Court of Chancery of the State of Delaware (filed as Exhibit 1 to Amendment No. 20 to Schedule 13D/A, filed February 12, 2014 by Hallwood Trust and incorporated herein by reference)

(f)(1)	Section 262 of Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement)

*	Previously filed with Amendment No. 1 to Schedule 13E-3 on January 16, 2014

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of April 8, 2014

THE HALLWOOD GROUP INCORPORATED

By:	/s/ Richard Kelley
Name:	Richard Kelley
Title:	VP-CFO

HALLWOOD FINANCIAL LIMITED

By:	/s/ Anthony Gumbiner
Name:	Anthony Gumbiner
Title:	Director

HFL MERGER CORPORATION

By:	/s/ Anthony Gumbiner
Name:	Anthony Gumbiner
Title:	Director

HALLWOOD FAMILY INVESTMENTS LTD.

By:	/s/ Anthony Gumbiner
Name:	Anthony Gumbiner
Title:	Director

/s/ Anthony Gumbiner
Anthony J. Gumbiner

/s/ Marie Magdeleine Gumbiner
Marie Magdeleine Gumbiner